SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Replacement of CA candidates and

CIA candidate nomination

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes, and trades energy, hereby informs its shareholders that, based on CVM Resolution No. 81/2022, received from the shareholder BNDES Participações S.A. (“BNDESPar”) the replacement of the previously issued guidelines, for the election of the members of the Board of Directors (”CA”) that will take place at the 68th Ordinary General Meeting to be held on 04.28.2023, as follows:

•	For the election of members by multiple vote, the nominee of BNDESpar becomes JORGE EDUARDO MARTINS MORAES, replacing LUCIANA LAGES TITO.

•	For the separate election by holders of preferred shares, the person appointed by BNDESpar becomes MARIA CARMEN WESTERLUND MONTERA, replacing OTAVIO LOBÃO DE MENDONÇA VIANNA.

In addition, for the election of a member of the Nomination and Evaluation Committee (“CIA”) by minority shareholders, BNDESpar indicates the reappointment of DURVAL JOSÉ SOLEDADE SANTOS.

Votes cast by distance voting for substituted candidates will be disregarded. Votes referring to other matters on the agenda will remain valid and will be computed normally.

Thus, the other matters and conditions established in the Call Notice, in the Meeting Participation Manual and in the Executive Board's Proposal remain unchanged.

Curitiba, April 26, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, contact the company at

acionistas@copel.com or 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 26, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.